P&O

Established 1837

05010557

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH
Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

11 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

82-2083

Dear Sirs

P&O INTERIM ANNOUNCEMENT OF 2005 RESULTS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 17 2005
WASH. D.C. 192

Liz Eddington
Company Secretariat

enc

dlw 8/18

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON THURSDAY 11 AUGUST 2005

P&O INTERIM ANNOUNCEMENT OF 2005 RESULTS

These results are under International Financial Reporting Standards (IFRS) and the 2004 comparatives have been restated accordingly. Full details of P&O's adoption of IFRS can be found at www.pogroup.com.

Key Points

- Profit for the period £224.5 million (2004: £59.4 million);
- Underlying earnings before net financing costs and tax £111.5 million (£126.3 million), in line with expectations;
- Ports underlying earnings up 12% and container throughput up 7% to 7.1 million teus;
- Improved Ferries result despite Calais operating difficulties and higher fuel costs;
- Reduced Property contribution because of strategic sell down of portfolio;
- Property sales of £330 million, exceeding full year target of £325 million;
- Remaining shareholding in Royal P&O Nedlloyd sold, at a profit of £187.9 million;
- Strong cash inflow with net debt reduced to £660.6 million (£1,181.6 million at December 2004); and
- Unchanged interim dividend of 3.0p.

Outlook

- Ports volume growth now expected to be approximately 7% to 8%, with strong growth in Asia offset by slower economic conditions in the UK and Australia;
- No change to expected growth in profits for Ports, with improvements in unit revenue offsetting the slower volume growth and a reduction in the regulated tariff in India;
- Ferries - benefits from fundamental business review coming through on schedule;
- Property sales expected to be close to £400 million for the year, significantly ahead of the target of £325 million; and
- Operating profit for the full year, excluding Property and Container Shipping, anticipated to grow strongly compared to 2004 and in line with expectations.

Financials	**2005**	**2004**
	£m	**£m**
Underlying earnings before net financing costs and tax	111.5	126.3
Profit before tax and separately disclosable items	42.2	55.9
Profit for the period	**224.5**	**59.4**
Underlying earnings per £1 nominal of deferred stock	5.9p	6.5p
Basic earnings per £1 nominal of deferred stock	29.9p	7.5p
Dividend per £1 nominal of deferred stock	3.0p	3.0p

Note: underlying performance measures are defined in note 8 on page 24 of the condensed consolidated interim financial statements

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Comment by P&O Chief Executive, Robert Woods

"We have made considerable progress during the last six months. We have continued to expand our Ports business worldwide, most notably with the conditional approval for our London Gateway project. Volume growth is slightly lower than previously expected but yield improvements are offsetting this. We sold our remaining shareholding in Royal P&O Nedlloyd at a significant profit, we have achieved substantial property disposals and the fundamental business review of Ferries is on track to deliver the level of savings anticipated."

A presentation of the results for analysts and investors will be held at 09:00 hours today at the London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS. This presentation will be video webcast live on the Group website www.pogroup.com. Details can be found in the Investor section.

A video interview with Chief Executive, Robert Woods, and Chief Financial Officer, Nick Luff, will be available to view from 07:00 hours at www.cantos.com.

Further information: Peter Smith, Director, Communications and Strategy, P&O
Tel: +44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy, P&O
Tel: +44 (0)20 7321 4490

P&O is a leading developer and operator of container ports around the world. This business accounts for over half of the company's net operating assets and the majority of operating profits. P&O is also a major ferry operator in the UK, provides cold logistics services internationally and has property interests in the US and the UK.

INTERIM STATEMENT

GROUP PERFORMANCE

Results and Dividend

Group operating profit from continuing operations was £78.4 million (£96.7 million). Strong profit growth was achieved in our major business, Ports, particularly in Asia. Ferries reported a reduced seasonal loss despite significant berthing problems at Calais and high fuel costs. Property reported a reduced contribution reflecting the strategic sell down of the portfolio.

Profit before tax was £30.6 million (£53.4 million). There was a gain of £187.9 million on disposal of the Company's interest in Royal P&O Nedlloyd. After separately disclosable items, profit from discontinued operations and profit on sale of discontinued operations, net financing costs and tax, the Group recorded a profit of £224.5 million (£59.4 million).

Underlying earnings per £1 nominal of deferred stock was 5.9p (6.5p) and basic earnings 29.9p (7.5p). The Board has resolved to pay an interim dividend of 3.0p per £1 nominal of deferred stock which is unchanged from the prior period. The dividend will be paid on 11 November 2005 to deferred stockholders on the register at the close of business on 26 August 2005.

Cash Flow and Financial Position

Net cash inflow from operating activities increased significantly to £324.6 million (£194.8 million), principally due to property sales. Net investing activities was an inflow of £315.4 million (£129.4 million) with capital expenditure in Ports and other divisions offset by a cash inflow of £381.0 million on the disposal of the Group's interest in Royal P&O Nedlloyd. Consequently, after interest, dividend payments, exchange and other items, Group net debt was reduced by £521.0 million and at 30 June was £660.6 million (£1,181.6 million at 31 December 2004). Total equity was £954.2 million (£758.6 million at 31 December 2004) and benefited from the separately disclosable gains noted above. The debt to capital ratio was 40.9% (60.9% at 31 December 2004).

DIVISIONAL PERFORMANCE

Ports

Ports underlying profit increased to £83.2 million (£74.6 million). Excluding Maritime Services, which contributed £3.3 million (£2.5 million), underlying profit increased to £79.9 million (£72.1 million). Total container throughput increased by 7% to 7.1 million teus (6.6 million teus) with all of the growth being organic. During the period there was approximately £65 million of capital investment.

Asia

Our Asian terminals increased underlying profit by 17% to £48.3 million (£41.2 million) with 13% organic volume growth.

In India, good throughput growth was achieved at Mundra and Chennai. Nhava Sheva (Mumbai) continued to perform strongly but is at full capacity. Tariffs at Nhava Sheva are regulated. The regulator has determined that future tariffs should be revised downwards but improvements in unit revenue elsewhere mean that overall profit expectations going forward are not anticipated to be materially affected for the Ports business as a whole.

At Port Qasim in Pakistan, strong growth in volumes and a high contribution from ancillary services, such as container storage, led to a significant increase in profit. Ancillary revenues have now returned to more normal levels.

In China, good growth continued with volumes over 20% higher than in 2004. Our terminals at Qingdao and Shekou now have a combined total capacity of over 7 million teus and the terminal at Qingdao is anticipated to handle close to 5 million teus this year. We have commenced discussions for further expansion at Shekou, where the pace of growth means that Phase II, with a capacity of approximately 1 million teus, is now operating at high utilisation after opening less than two years ago.

ATI in the Philippines achieved an increase in profit, mainly as a result of increases in the regulated tariff.

Americas

In the Americas, underlying profit was slightly down at £9.6 million (£10.2 million) and organic volume growth was 10%. Volumes at TRP in Argentina were static in a competitive market, resulting in a reduction in overall profit. However, the terminal continues to make good returns and it increased market share in the second quarter.

At Port Newark (New York) reconstruction of the main part of the terminal was completed during 2004. This resulted in customer gains, improved volumes and better utilisation, and hence results improved during 2004 and into 2005.

The terminal in Vancouver progressed well and secured higher volume and increased tariffs compared to 2004. However, these benefits were not fully realised in the first half of 2005 as redevelopment work to double the size of the terminal to 600,000 teus led to reduced efficiency. This work is expected to be completed by early 2006.

The non-containerised businesses achieved an improved performance. Certain sites experienced local competitive pressure but this was more than offset by good performances at the Miami operations and the New York cruise terminal and ro-ro operations.

Australia

Underlying profit increased 9% to £14.0 million (£12.9 million) with organic volume growth of 5%. The increased profit was largely due to an improvement in the logistics and transport operations and the non-containerised businesses. The container terminals achieved another good result, consistent with 2004, although in the second quarter volume was lower than anticipated, reflecting reduced consumer demand.

Europe

Underlying profit increased 3% to £8.0 million (£7.8 million) with volumes 2% lower than in 2004. Profit and volume growth were held back at Southampton due to the loss of a service in the second half of 2004. Local authority rates were increased, adding an extra cost of £1 million in the first half. Capacity was increased from 1.5 million to 1.9 million teus in anticipation of further demand growth, although throughput was lower than in the prior period.

At Antwerp, volumes decreased following the planned relocation of a low yielding customer to a dedicated terminal. More efficient utilisation of the facilities led to improved profit. The new Antwerp Gateway terminal, in which P&O holds a 42.5% share, is expected to start operating in September and will eventually have a total capacity of 3.4 million teus.

Our other European terminals reported improved profit and volumes. We were pleased to have been given conditional approval on 20 July for our proposal to develop a world class port at London Gateway in the UK. The port will have a potential capacity of 3.5 million teus and will require total investment of approximately £800 million. We hope to start work in early 2006 and for the first two berths to open in the first half of 2008.

Ferries

Ferries reported an underlying loss of £16.6 million (£19.9 million loss). The result includes the Ferrymasters business which reported a profit of £1.1 million (£0.4 million). The first half was impacted by significant disruption at Calais due to lack of berthing capacity which led to approximately 14% of sailings on the Dover-Calais route being lost. We have made a claim against the Calais Chamber of Commerce to recover the cost which is estimated to be in the region of £10 million. Operations are now back to normal.

Good progress has been made with the implementation of the fundamental business review and we remain on track to achieve a total profit improvement of £50 million per annum from 2006. New manning arrangements and changes in work practices have been implemented. Consultations on the closure of the Portsmouth-Le Havre route have been concluded and it will close at the end of September. Three other Western Channel routes have already been closed. Six ships have been redelivered or sold with a further one to be redelivered at the end of the year. The two chartered ships on Portsmouth-Le Havre will be redelivered in early 2006. Higher fuel prices increased costs by £4 million. Excluding the cost of the Calais berthing disruption and higher fuel prices, profit improvements and cost reductions of approximately £17 million have been achieved in the period.

On a like for like basis, for continuing routes, net revenue (turnover less direct variable costs) declined by £9 million compared to 2004, with lower revenues on Dover-Calais being partly offset by an increase on other routes. Freight volumes held up well on the Short Sea, despite the Calais disruption and reduced capacity, and increased on other routes. Average net freight rates were consistent with the previous period. Tourist vehicle volumes were down 16% year on year, mainly attributable to the Short Sea, but average net tourist vehicle rates were up 4%. This resulted from a change in route and customer mix with underlying tourist prices remaining under competitive pressure. Passenger numbers decreased 18% but the net on-board spend per passenger increased 6%, again largely due to mix. As a result, net revenue generated from on-board sales was down by 13%.

The European Commission has confirmed that they have completed the investigation, which commenced in September 2003, into alleged price fixing on cross-Channel ferries. They have decided to close the file without any further action.

Cold Logistics

Cold Logistics reported an underlying profit of £9.3 million (£9.0 million).

The US had a good first half reflecting the benefits of rationalising small, low yielding facilities in 2004 together with an ongoing focus on productivity. Good volume growth was achieved. The business in Argentina traded consistently with the prior period, supported by a strong export market and high domestic volume.

In Australia, good volume growth was also achieved but operating profit was held back by reduced labour productivity and start up costs from a new contract gained at the end of 2004. Changes to labour arrangements have been made to improve the cost structure. The New Zealand business reported stable results with high dairy volume offsetting a slow start to the export season for meat products.

Container Shipping

P&O's share of the operating result of Royal P&O Nedlloyd before separately disclosable items was a profit of £26.9 million (£23.0 million). Full details of the results were published on 3 August and can be found at www.ponl.com. P&O sold its 25% interest in Royal P&O Nedlloyd N.V. to two financial institutions acting on behalf of A.P. Moeller-Maersk on 29 June. Total proceeds of £381.0 million (€56.25 per share) were received on 30 June and resulted in a gain of £187.9 million.

Property

The Property underlying profit was £8.7 million (£39.6 million). This reflected some significant gains on UK sales, and some smaller US transactions, offset by losses on Continental European sales. To date in 2005, net sales of £330 million have already been achieved, which exceeds our target of £325 million for the year.

In the US, the remaining Boston properties were sold in July for £53 million resulting in a gain of £8 million. Consequently, P&O now has approximately US$200 million (£112 million) of net operating assets in the US. It is expected that this will be reduced to approximately US$100 million (£56 million) over the next 12 months, comprising mainly business park land in Denver. These assets are best managed as self-funding ongoing businesses. Accordingly, P&O expects its US property asset base to remain around US$100 million (£56 million).

In the UK, we were pleased to receive conditional approval for the London Gateway logistics and business park project. This 600 acre development will benefit from its excellent location in the South East. There are no comparable competing sites in the UK. When fully developed it will have the potential for approximately 1 million sq metres of mixed use facilities.

In Europe, excluding the London Gateway business park, P&O has approximately £100 million of net operating assets. By the end of the year it is anticipated that this will reduce to an ongoing average level of around £50 million. The remaining assets will comprise a large number of small properties together with some developments and investments where we can share in the upside.

Our property team, to be known as P&O Estates, will continue to manage these assets, together with the London Gateway business park, and to pursue selected new projects where our development skills can be utilised.

STRATEGIC PROGRESS & OUTLOOK

We have made considerable strategic progress over the past six months. We have invested approximately £65 million in expanding the Ports portfolio worldwide. We were pleased to receive conditional approval for our proposals to develop a world class port and a logistics and business park at London Gateway in the UK.

We sold our remaining shareholding in Royal P&O Nedlloyd, at a significant profit.

The proposals to change fundamentally the way we run our Ferries business have been implemented successfully and the benefits are being seen in the results.

Since the beginning of 2004, P&O has reduced its property asset base by approximately £650 million. To date in 2005, net sales of £330 million have been achieved. We expect this to be close to £400 million for the full year, comfortably exceeding our target of £325 million.

The overall outlook for the second half is positive. Our container terminals in Asia are experiencing good growth although this has been offset by slower growth in the UK and Australia. For the full year we anticipate organic volume growth of approximately 7% to 8% with profits in line with current expectations. For Ferries, higher fuel costs are being offset by the benefits of restructuring and there is no change in the expected result for the year. Consequently, for the Group as a whole, excluding Property and Container Shipping, operating profit is anticipated to grow strongly for the full year compared to 2004.

Condensed consolidated interim income statement for the six months ended 30 June 2005 (unaudited)

	Six months to 30 June 2005				
	Before separately disclosable items	Separately disclosable items (note 3)	Total	Six months to 30 June 2004 Total	Year to 31 Dec 2004 Total
	£m	£m	£m	£m	£m
Group revenues (note 2a)	**1,349.8**	-	**1,349.8**	**1,124.0**	**2,471.5**
Cost of sales	(1,196.4)	-	(1,196.4)	(942.6)	(2,208.4)
Gross profit	**153.4**	-	**153.4**	**181.4**	**263.1**
Other operating income	4.0	2.3	6.3	8.9	33.0
Administrative costs	(100.3)	-	(100.3)	(109.8)	(452.5)
	57.1	2.3	59.4	80.5	(156.4)
Share of results of joint ventures and associates	19.8	(0.8)	19.0	16.2	35.0
Group operating profit/(loss) (note 2)	**76.9**	**1.5**	**78.4**	**96.7**	**(121.4)**
(Loss)/profit on sale and termination of businesses	-	(1.0)	(1.0)	(1.5)	32.4
Profit/(loss) before financing costs	**76.9**	**0.5**	**77.4**	**95.2**	**(89.0)**
Financial income	4.4	-	4.4	7.6	11.4
Financial expenses	(39.1)	(12.1)	(51.2)	(49.4)	(100.3)
Net financing costs (note 4)	**(34.7)**	**(12.1)**	**(46.8)**	**(41.8)**	**(88.9)**
Profit/(loss) before taxation	**42.2**	**(11.6)**	**30.6**	**53.4**	**(177.9)**
Taxation (note 5)	(14.4)	-	(14.4)	(18.3)	(22.3)
Profit/(loss) on continuing operations	**27.8**	**(11.6)**	**16.2**	**35.1**	**(200.2)**
Profit from discontinued operations and profit on sale of discontinued operations, net of tax	20.4	187.9	208.3	24.3	54.2
Profit/(loss) for the period	**48.2**	**176.3**	**224.5**	**59.4**	**(146.0)**
Attributable to:					
Equity stockholders			220.1	54.9	(156.1)
Minority interests in subsidiaries			4.4	4.5	10.1
			224.5	**59.4**	**(146.0)**
Earnings per £1 nominal of deferred stock (note 9):					
Basic EPS			**29.9p**	**7.5p**	**(21.8p)**
Diluted EPS			**29.7p**	**7.5p**	**(21.8p)**
Basic and diluted EPS from continuing operations			**1.6p**	**4.2p**	**(29.3p)**

For underlying measures of EPS please refer to note 9.

The comparative results for 2004 include separately disclosable items as set out in note 3.

Condensed consolidated interim statement of recognised income and expense for the six months ended 30 June 2005 (unaudited)

	Six months to 30 June 2005 Total £m	Six months to 30 June 2004 Total £m	Year to 31 Dec 2004 Total £m
Exchange adjustments on foreign currency net investments	43.4	(44.2)	(54.7)
Exchange on disposals	0.7	-	-
Effective portion of net changes in fair value of cash flow hedges	6.6	-	-
Net actuarial gains and losses	(14.8)	21.4	(48.6)
Income and expense recognised directly in equity	**35.9**	**(22.8)**	**(103.3)**
Profit/(loss) for the period	224.5	59.4	(146.0)
Total recognised income and expense for the period	**260.4**	**36.6**	**(249.3)**
Attributable to:			
Equity stockholders	256.8	32.3	(257.9)
Minority interests in subsidiaries	3.6	4.3	8.6
	260.4	**36.6**	**(249.3)**

Of the income and expense recognised directly in equity for the period, £13.0 million has arisen in joint ventures and associates (six months ended 30 June 2004 £27.4 million: year ended 31 December 2004 £45.4 million loss).

Condensed consolidated interim balance sheet as at 30 June 2005 (unaudited)

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Non-current assets			
Intangible assets	97.1	213.0	92.7
Prepaid leases	152.0	145.8	145.0
Property, plant and equipment	1,264.9	1,456.1	1,233.7
Investments in joint ventures and associates	355.4	498.5	518.1
Other investments	11.6	13.1	11.2
Deferred tax assets	15.4	5.5	16.7
Other debtors	4.2	8.3	7.2
	1,900.6	**2,340.3**	**2,024.6**
Current assets			
Properties held for development and sale	265.0	756.1	508.5
Inventories	40.6	58.4	43.2
Short term investments	-	-	5.2
Trade and other receivables	447.3	439.4	410.2
Tax recoverable	-	-	0.8
Cash and cash equivalents (note 10)	82.8	174.0	50.2
Assets classified as held for sale (note 6)	22.1	-	-
	857.8	**1,427.9**	**1,018.1**
Current liabilities			
Bank overdrafts (note 10)	(10.9)	(15.1)	(20.8)
Interest bearing loans and borrowings (note 10)	(44.0)	(154.9)	(79.7)
Trade and other payables	(411.2)	(468.8)	(384.4)
Income tax liabilities	(92.8)	(137.0)	(105.7)
Provisions	(84.3)	(26.3)	(87.9)
	(643.2)	**(802.1)**	**(678.5)**
Net current assets	**214.6**	**625.8**	**339.6**
Non-current liabilities			
Interest bearing loans and borrowings (note 10)	(688.5)	(1,478.8)	(1,131.3)
Other payables	(60.6)	(61.1)	(55.1)
Deferred tax liabilities	(83.4)	(78.6)	(83.3)
Employee benefits	(318.3)	(263.4)	(326.1)
Provisions	(10.2)	(9.2)	(9.8)
	(1,161.0)	**(1,891.1)**	**(1,605.6)**
Net assets	**954.2**	**1,075.0**	**758.6**

Condensed consolidated interim balance sheet as at 30 June 2005 (unaudited) (continued)

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Equity			
Issued capital	819.1	807.8	813.5
Share premium	788.0	778.5	782.9
Other reserves	130.1	119.3	111.6
Retained earnings	(832.0)	(678.4)	(996.2)
Total attributable to equity holders of the parent	**905.2**	**1,027.2**	**711.8**
Minority interests in subsidiaries	49.0	47.8	46.8
Total equity	**954.2**	**1,075.0**	**758.6**

Condensed consolidated interim statement of cash flows for the six months ended 30 June 2005 (unaudited)

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 Dec 2004
	£m	£m	£m
Net cash inflow from operating activities	324.6	194.8	473.9
Net cash inflow from investing activities	315.4	129.4	227.4
Net cash outflow from financing activities	(594.1)	(204.7)	(710.1)
Net increase/(decrease) in cash and cash equivalents	**45.9**	**119.5**	**(8.8)**
Cash and cash equivalents at 1 January	29.4	36.5	36.5
Effect of exchange rate fluctuations on cash held	(3.4)	2.9	1.7
Cash and cash equivalents at period end (note 10)	**71.9**	**158.9**	**29.4**

Reconciliation of increase/(decrease) in cash and cash equivalents to movements in net debt

Increase/(decrease) in cash and cash equivalents	45.9	119.5	(8.8)
Cash outflow from decrease in borrowings	511.1	102.7	521.7
Change in net debt resulting from cash flows	557.0	222.2	512.9
Borrowings of subsidiaries acquired	-	(17.0)	(17.0)
Borrowings of subsidiaries sold	-	-	6.1
Curtailment of finance leases and other debt	-	-	5.3
Inception of finance leases	-	-	(10.6)
Amortisation of bond issue costs	-	-	(0.5)
	557.0	205.2	496.2
Exchange adjustments	(36.0)	42.8	45.0
Movement in net debt	**521.0**	**248.0**	**541.2**
Net debt at 1 January	**(1,181.6)**	**(1,722.8)**	**(1,722.8)**
Net debt at period end (note 10)	**(660.6)**	**(1,474.8)**	**(1,181.6)**

Notes to the statement of cash flows are set out in note 11.

Notes to the condensed consolidated interim financial statements

1 Significant accounting policies

The Peninsular and Oriental Steam Navigation Company is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interests in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 11 August 2005.

a Transition to International Financial Reporting Standards ('IFRS')

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 13. Full details were published on 15 June 2005 and are available on the Investor section on the P&O website www.pogroup.com. This information includes reconciliations for the comparative periods reported under UK GAAP to those reported for those periods under IFRS.

b Basis of preparation

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These financial statements are presented in pounds sterling, rounded to the nearest 0.1 million. They are prepared on the historical cost basis except that derivative financial instruments and other investments are stated at their fair value.

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with IFRS adopted for use in the EU ('adopted IFRS').

This condensed consolidated interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that are either endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied when the first consolidated annual IFRS financial statements are prepared for the year ending 31 December 2005. These accounting policies were published in the Investor section of the P&O website www.pogroup.com as supporting information for the 'P&O Adoption of International Financial Reporting Standards' press release issued on 15 June 2005.

In particular the directors have assumed that the amendment to IAS 19 'Employee Benefits' issued by the International Accounting Standards Board and IFRIC Interpretations issued by the International Interpretations Committee will be adopted by the EU in sufficient time that they will be available for use in the consolidated annual IFRS financial statements for the year ending 31 December 2005.

1 Significant accounting policies (continued)

In addition, the adopted IFRSs that will be effective (or available for early adoption) in the consolidated annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that period will be determined finally only when the consolidated annual financial statements are prepared for the year ending 31 December 2005.

The preparation of the condensed consolidated interim financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent consolidated annual financial statements prepared under UK GAAP. The revised accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements other than those in relation to financial instruments (IAS 32 and IAS 39) and non-current assets held for sale (IFRS 5) which have been applied prospectively from 1 January 2005 (see note 13). The revised accounting policies have also been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The transition from UK GAAP to IFRS is explained in note 13.

The accounting policies have been applied consistently throughout the Group for the purposes of these condensed consolidated interim financial statements.

The figures in the condensed consolidated interim financial statements are unaudited.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared under UK GAAP, have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2 Segment reporting

The segment information is presented in the condensed consolidated interim financial statements in respect of the Group's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

The Group is comprised of the following main business segments:

- **Ports** The operation and development of terminals and related logistical operations worldwide.
- **Ferries** The operation of freight and passenger ferries within Europe and related road haulage.
- **Cold Logistics** The provision of refrigerated logistics services in the US, Australasia and Argentina.
- **Property** A development property portfolio in the US, the UK and Continental Europe.

Another business segment, Container Shipping, was sold during June 2005 (see note 6).

2a Group revenues

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Continuing operations			
Ports	548.2	474.7	1,019.3
Ferries	472.1	467.1	984.0
Cold Logistics	109.1	97.3	205.6
Property	331.7	160.2	443.6
Underlying revenues from continuing operations	1,461.1	1,199.3	2,652.5
Less: revenues from joint ventures	(111.3)	(75.3)	(181.0)
Group revenues for period	**1,349.8**	**1,124.0**	**2,471.5**

2b Segmental analysis of group operating profit for the six months ended 30 June 2005

	Group	Joint ventures and associates	Total
Continuing operations	£m	£m	£m
Before separately disclosable items			
Ports	56.5	26.7	83.2
Ferries	(16.6)	-	(16.6)
Cold Logistics	9.3	-	9.3
Property	7.9	0.8	8.7
	57.1	27.5	84.6
Separately disclosable items			
Ports	-	-	-
Ferries	2.4	-	2.4
Cold Logistics	-	-	-
Property	(0.1)	(0.8)	(0.9)
	2.3	(0.8)	1.5
Total			
Ports	56.5	26.7	83.2
Ferries	(14.2)	-	(14.2)
Cold Logistics	9.3	-	9.3
Property	7.8	-	7.8
	59.4	26.7	86.1
Less:			
Joint ventures and associates net financing costs	-	(2.7)	(2.7)
Joint ventures and associates taxation	-	(5.0)	(5.0)
Joint ventures and associates minority interest	-	-	-
Group operating profit from continuing operations	**59.4**	**19.0**	**78.4**
Discontinued operations - Container Shipping			
Before separately disclosable items	(2.1)	29.0	26.9
Separately disclosable items	-	-	-
	(2.1)	29.0	26.9
Less:			
Joint ventures and associates net financing costs	-	(4.7)	(4.7)
Joint ventures and associates taxation	-	(1.7)	(1.7)
Joint ventures and associates minority interest	-	(0.1)	(0.1)
Net profit from discontinued operations	(2.1)	22.5	20.4
Profit on sale of interest in Royal P&O Nedlloyd			187.9
Net result from discontinued operations			**208.3**

2c Segmental analysis of group operating profit for the six months ended 30 June 2004

Continuing operations	Group £m	Joint ventures and associates £m	Total £m
Before separately disclosable items			
Ports	54.1	20.5	74.6
Ferries	(19.9)	-	(19.9)
Cold Logistics	9.0	-	9.0
Property	38.3	1.3	39.6
	81.5	21.8	103.3
Separately disclosable items			
Ports	0.3	-	0.3
Ferries	(0.4)	-	(0.4)
Cold Logistics	(0.1)	-	(0.1)
Property	(0.8)	-	(0.8)
	(1.0)	-	(1.0)
Total			
Ports	54.4	20.5	74.9
Ferries	(20.3)	-	(20.3)
Cold Logistics	8.9	-	8.9
Property	37.5	1.3	38.8
	80.5	21.8	102.3
Less:			
Joint ventures and associates net financing costs	-	(2.2)	(2.2)
Joint ventures and associates taxation	-	(3.3)	(3.3)
Joint ventures and associates minority interest	-	(0.1)	(0.1)
Group operating profit from continuing operations	**80.5**	**16.2**	**96.7**
Discontinued operations - Container Shipping			
Before separately disclosable items	(1.6)	24.6	23.0
Separately disclosable items	(0.4)	0.2	(0.2)
	(2.0)	24.8	22.8
Less:			
Joint ventures and associates net financing costs	-	(6.7)	(6.7)
Joint ventures and associates taxation	-	(1.7)	(1.7)
Joint ventures and associates minority interest	-	(0.1)	(0.1)
Net profit from discontinued operations	(2.0)	16.3	14.3
Profit on sale of interest in P&O Nedlloyd and other items			10.0
Net result from discontinued operations			**24.3**

2d Segmental analysis of group operating loss for the year ended 31 December 2004

Continuing operations	Group £m	Joint ventures and associates £m	Total £m
Before separately disclosable items			
Ports	113.8	46.8	160.6
Ferries	(4.9)	-	(4.9)
Cold Logistics	18.4	-	18.4
Property	52.2	1.8	54.0
	179.5	48.6	228.1
Separately disclosable items			
Ports	7.9	-	7.9
Ferries	(280.6)	-	(280.6)
Cold Logistics	(9.2)	-	(9.2)
Property	(54.0)	-	(54.0)
	(335.9)	-	(335.9)
Total			
Ports	121.7	46.8	168.5
Ferries	(285.5)	-	(285.5)
Cold Logistics	9.2	-	9.2
Property	(1.8)	1.8	-
	(156.4)	48.6	(107.8)
Less:			
Joint ventures and associates net financing costs	-	(4.9)	(4.9)
Joint ventures and associates taxation	-	(8.4)	(8.4)
Joint ventures and associates minority interest	-	(0.3)	(0.3)
Group operating loss from continuing operations	**(156.4)**	**35.0**	**(121.4)**
Discontinued operations - Container Shipping			
Before separately disclosable items	(3.9)	63.7	59.8
Separately disclosable items	(0.4)	0.3	(0.1)
	(4.3)	64.0	59.7
Less:			
Joint ventures and associates net financing costs	-	(12.3)	(12.3)
Joint ventures and associates taxation	-	(3.4)	(3.4)
Joint ventures and associates minority interest	-	(0.5)	(0.5)
Net profit from discontinued operations	(4.3)	47.8	43.5
Profit on sale of interest in P&O Nedlloyd and other items			10.7
Net result from discontinued operations			**54.2**

2e Segmental analysis of group net operating assets

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Continuing operations			
Ports	1,320.0	1,174.6	1,216.5
Ferries	310.2	583.0	283.0
Cold Logistics	196.7	209.6	192.6
Property	277.0	851.1	539.4
	2,103.9	2,818.3	2,231.5
Discontinued operations			
Container Shipping	-	255.1	259.5
	2,103.9	**3,073.4**	**2,491.0**

Net operating assets are reconciled to group net assets as follows:

Net operating assets	2,103.9	3,073.4	2,491.0
Group share of joint venture and associate loans	(92.6)	(118.7)	(111.3)
Group share of joint venture and associate other net non operating liabilities	(5.9)	(38.3)	(51.1)
	2,005.4	2,916.4	2,328.6
Derivative financial instruments	(29.6)	-	-
Net borrowings	(660.6)	(1,474.8)	(1,181.6)
Amounts relating to previous corporate disposals	35.2	35.0	35.7
Interest bearing investments	10.9	11.0	10.2
Net pension fund deficits	(246.3)	(202.4)	(262.8)
Corporation and deferred taxation	(160.8)	(210.2)	(171.5)
Group net assets	**954.2**	**1,075.0**	**758.6**

2f Ports operating profit and net operating assets

i) Operating profit

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Before separately disclosable items			
Asia	48.3	41.2	84.8
Americas	9.6	10.2	20.5
Australasia	14.0	12.9	28.4
Europe	8.0	7.8	19.9
	79.9	72.1	153.6
Maritime Services	3.3	2.5	7.0
	83.2	74.6	160.6
Separately disclosable items			
Asia	-	-	-
Americas	-	-	(0.1)
Australasia	-	-	11.0
Europe	-	0.3	(3.0)
	-	0.3	7.9
Maritime Services	-	-	-
	-	0.3	7.9
Total			
Asia	48.3	41.2	84.8
Americas	9.6	10.2	20.4
Australasia	14.0	12.9	39.4
Europe	8.0	8.1	16.9
	79.9	72.4	161.5
Maritime Services	3.3	2.5	7.0
	83.2	**74.9**	**168.5**

ii) Net operating assets

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Asia	643.1	579.9	577.5
Americas	211.2	196.0	192.0
Australasia	199.6	175.2	193.3
Europe	241.2	193.7	224.5
	1,295.1	1,144.8	1,187.3
Maritime Services	24.9	29.8	29.2
	1,320.0	**1,174.6**	**1,216.5**

3 Separately disclosable items

Separately disclosable items consist of:

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Profit/(loss) on sale of fixed assets	1.5	(1.2)	(10.9)
(Loss)/profit on sale of businesses	(1.0)	(1.5)	32.4
Profit on sale of discontinued businesses	-	-	1.1
Profit on sale of Container Shipping interests	187.9	10.0	9.6
Loss on ineffective hedges	(12.1)	-	-
Property and other impairments	-	-	(67.6)
Ferries reorganisation and impairment	-	-	(273.4)
Other exceptional income	-	-	16.1
	176.3	**7.3**	**(292.7)**

The loss on ineffective hedges arose due to the reduction in net borrowings following the sale of the Group's interest in Royal P&O Nedlloyd.

4 Net financing costs

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Financial income			
Interest income and similar items	1.7	3.0	6.8
Exchange gains	2.7	-	-
Gain on refinancing	-	4.6	4.6
	4.4	7.6	11.4
Financial expenses			
Interest payable and similar items	(37.6)	(49.1)	(98.0)
Debt redemption and other costs	-	-	(2.1)
Breakage of swap contracts	-	-	(1.3)
Loss on ineffective hedges	(12.1)	-	-
Interest capitalised	1.9	1.8	5.3
Unwinding of discounts on provisions	(1.4)	(1.3)	(2.7)
Other net financing costs in respect of pension plans	(2.0)	(0.8)	(1.5)
	(51.2)	(49.4)	(100.3)
Net financing costs	**(46.8)**	**(41.8)**	**(88.9)**
Add:			
Joint ventures and associates net financing costs from continuing operations	(2.7)	(2.2)	(4.9)
Joint ventures and associates net financing costs from discontinued operations	(4.7)	(6.7)	(12.3)
	(54.2)	(50.7)	(106.1)
Adjusted for separately disclosable net financing costs	12.1	-	-
Underlying net financing costs	**(42.1)**	**(50.7)**	**(106.1)**

5 Income taxes

The tax charge on underlying pre-tax profit (see note 8) is based on the forecast estimated annual effective tax rate for 2005, 30 per cent, applied to the pre-tax underlying profit (including the Group's share of underlying profit of joint ventures and associates and net profit from discontinued operations) for the six month period. Within the income statement the tax charge on the Group's share of joint ventures and associates is included within the Group's share of results of joint ventures and associates. The tax charge on the profit from discontinued operations is included within the net result from discontinued operations. The profit from the sale of the Group's interest in Royal P&O Nedlloyd of £187.9 million is not expected to be subject to tax.

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Taxation per income statement	**(14.4)**	**(18.3)**	**(22.3)**
Add:			
Joint ventures and associates taxation from continuing operations	(5.0)	(3.3)	(8.4)
Joint ventures and associates taxation from discontinued operations	(1.7)	(1.7)	(3.4)
	(21.1)	(23.3)	(34.1)
Adjusted for taxation on separately disclosable items	-	-	0.2
Underlying taxation	**(21.1)**	**(23.3)**	**(33.9)**

6 Discontinued operations and non-current assets held for sale

Discontinued operations

In June 2005, the Group sold its 25 per cent holding in Royal P&O Nedlloyd N.V. ('RPONL'), this represented the entire Container Shipping division (a separate business segment see note 2).

The holding was sold for £381.0 million cash before costs, resulting in a pre and post tax gain of £187.9 million.

RPONL was an associated company and the only cash flow in the six months ended 30 June 2005, was a dividend receipt of £6.9 million.

The effect of the disposal was a decrease in the net assets of the Group of £196.7 million, before taking account of the cash consideration received of £381.0 million.

Assets classified as held for sale

As part of normal asset management, it has been decided that certain warehouse facilities within the Cold Logistics and Ports divisions will be sold. Accordingly they are presented as assets classified as held for sale. The sales are expected to complete during the second half of 2005.

7 Changes in net equity

The Group recorded the following movements in equity attributable to stockholders during the period:

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Net equity at 1 January (2004 as previously reported under UK GAAP)	711.8	1,310.1	1,310.1
Adjustments on adoption of IFRS from 1 January 2004	-	(251.7)	(251.7)
Adjustments relating to adoption of IAS 32 and IAS 39 from 1 January 2005 (note 13)	(27.2)	-	-
Net equity at 1 January (restated)	684.6	1,058.4	1,058.4
Recognised income and expense for the period	256.8	32.3	(257.9)
Issue of stock	10.7	0.4	12.6
Purchase of own stock	(5.8)	(0.5)	(14.2)
Share options	3.0	2.5	4.5
Dividends to stockholders	(44.1)	(65.9)	(91.6)
	905.2	**1,027.2**	**711.8**

Dividends

The following dividends were paid by the Group:

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Deferred stock	44.0	65.8	87.8
5% Preferred stock	-	-	3.7
5.5% Preferred concessionary stock	0.1	0.1	0.1
	44.1	**65.9**	**91.6**

The directors have declared an interim dividend of 3.0p per £1 nominal of deferred stock, payable on 11 November 2005 to stockholders on the register at the close of business on 26 August 2005. This dividend has not been included as a liability at 30 June 2005.

8 Underlying performance measures

The Group has reviewed how it measures underlying performance following the adoption of IFRS and, as indicated in the press release dated 15 June 2005, considers that the appropriate measures of underlying performance should:

- exclude items which will generally be separately disclosable items under IAS 1
- add back the relevant amounts relating to joint ventures and associates results such that they are presented on the same basis as the comparable Group items
- exclude non-trading items such as amounts arising from the revaluation of financial instruments and investments

	Earnings before net financing and tax £m	Pre-tax profit £m	Profit after tax £m
Six months to 30 June 2005			
Per income statement	77.4	30.6	224.5
Adjusted for:			
Separately disclosable operating profit	(1.5)	(1.5)	(1.5)
Loss on sale and termination of businesses	1.0	1.0	1.0
Separately disclosable financing costs	-	12.1	12.1
Discontinued operations	20.4	20.4	(187.9)
	97.3	62.6	48.2
Add back:			
Joint ventures and associates net financing costs	7.4	-	-
Joint ventures and associates taxation	6.7	6.7	-
Joint ventures and associates minority interest	0.1	0.1	0.1
Underlying performance measure	**111.5**	**69.4**	**48.3**
Six months to 30 June 2004			
Per income statement	95.2	53.4	59.4
Adjusted for:			
Separately disclosable operating loss	1.0	1.0	1.0
Loss on sale and termination of businesses	1.5	1.5	1.5
Discontinued operations	14.5	14.5	(9.8)
	112.2	70.4	52.1
Add back:			
Joint ventures and associates net financing costs	8.9	-	-
Joint ventures and associates taxation	5.0	5.0	-
Joint ventures and associates minority interest	0.2	0.2	0.2
Underlying performance measure	**126.3**	**75.6**	**52.3**

8 Underlying performance measures (continued)

	Earnings before net financing and tax £m	Pre-tax profit £m	Profit after tax £m
Year to 31 December 2004			
Per income statement	(89.0)	(177.9)	(146.0)
Adjusted for:			
Separately disclosable operating loss	335.9	335.9	335.7
Profit on sale and termination of businesses	(32.4)	(32.4)	(32.4)
Discontinued operations	43.6	43.6	(10.6)
	258.1	169.2	146.7
Add back:			
Joint ventures and associates net financing costs	17.2	-	-
Joint ventures and associates taxation	11.8	11.8	-
Joint ventures and associates minority interest	0.8	0.8	0.8
Underlying performance measure	**287.9**	**181.8**	**147.5**

Underlying profit before depreciation and amortisation

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Continuing operations			
Ports	126.9	114.8	240.2
Ferries	(1.5)	3.7	40.1
Cold Logistics	13.9	14.1	28.7
Property	9.6	43.1	60.3
	148.9	175.7	369.3
Discontinued operations			
Container Shipping	41.6	45.2	100.3
	190.5	**220.9**	**469.6**

In the above table, underlying profit before depreciation and amortisation is stated after adding back to total underlying profit the depreciation and amortisation of all Group subsidiaries, joint ventures and associates.

9 Earnings per £1 nominal of deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the earnings for the period attributable to deferred stockholders of £220.0 million (30 June 2004 £54.8 million: 31 December 2004 £159.9 million loss) and the weighted average number of £1 nominal of deferred stock of 735.1 million (30 June 2004 731.1 million: 31 December 2004 731.9 million).

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 Dec 2004
	m	m	m
Weighted average per basic calculation	735.1	731.1	731.9
Adjustment to reflect dilutive deferred stock under option	5.6	3.1	-
	740.7	**734.2**	**731.9**

Reconciliation of underlying earnings:

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 Dec 2004
	£m	£m	£m
Profit/(loss) for the period	224.5	59.4	(146.0)
Less:			
Dividends to preference stockholders	(0.1)	(0.1)	(3.8)
Profit attributable to minority interests	(4.4)	(4.5)	(10.1)
Profit/(loss) for the period attributable to deferred stockholders	220.0	54.8	(159.9)
Adjusted for:			
Separately disclosable items net of tax:			
Reorganisation, impairment and other items	(1.5)	1.2	335.8
Net financing costs	12.1	-	-
Loss/(profit) on sale and termination of businesses	1.0	1.5	(32.4)
Profit on sale of discontinued operations	(187.9)	(10.0)	(10.7)
Underlying earnings	**43.7**	**47.5**	**132.8**
Less: Profit from discontinued operations	(20.4)	(14.3)	(43.5)
Underlying earnings from continuing operations	**23.3**	**33.2**	**89.3**
Underlying EPS	**5.9p**	**6.5p**	**18.1p**
Underlying EPS from continuing operations	**3.2p**	**4.5p**	**12.2p**

Underlying earnings are calculated by adjusting underlying profit after tax (note 8) for profit attributable to minority interests and preference stockholders.

10 Net borrowings

	30 June 2005 £m	30 June 2004 £m	31 Dec 2004 £m
Interest bearing loans and borrowings			
Current	(44.0)	(154.9)	(79.7)
Non-current	(688.5)	(1,478.8)	(1,131.3)
	(732.5)	(1,633.7)	(1,211.0)
Cash and cash equivalents			
Cash and cash equivalents	82.8	174.0	50.2
Bank overdrafts	(10.9)	(15.1)	(20.8)
	71.9	158.9	29.4
Net borrowings	**(660.6)**	**(1,474.8)**	**(1,181.6)**

The debt to capital ratio, taking net borrowings as a percentage of total equity and net borrowings, is 40.9% (30 June 2004 57.8%: 31 December 2004 60.9%).

11 Notes to the statement of cash flows

	Six months to 30 June 2005 £m	Six months to 30 June 2004 £m	Year to 31 Dec 2004 £m
Profit/(loss) for the period	224.5	59.4	(146.0)
Share of results of joint ventures and associates	(41.5)	(32.5)	(82.8)
(Profit)/loss on sale of property, plant and equipment	(2.3)	1.4	11.2
Profit on sale and termination of businesses	(186.9)	(8.5)	(43.1)
Amounts written off investments	-	-	1.1
Net financing costs	46.8	41.8	88.9
Share-based payments	3.0	2.5	4.4
Taxation expense	14.4	18.3	22.3
Depreciation, amortisation and impairment charges	52.8	60.0	322.3
Decrease in properties held for development and sale	248.4	85.0	267.2
Changes in working capital, provisions and employee benefits	(41.4)	(35.4)	43.6
Taxation paid	(27.5)	(7.6)	(37.3)
Dividends received from joint ventures and associates	34.3	10.4	22.1
Net cash inflow from operating activities	**324.6**	**194.8**	**473.9**

11 Notes to the statement of cash flows (continued)

	Six months to 30 June 2005	Six months to 30 June 2004	Year to 31 Dec 2004
Purchase of property, plant and equipment	(74.8)	(65.3)	(154.1)
Purchase of investments	(0.3)	(0.8)	(2.2)
Sale of property, plant and equipment	20.8	80.3	102.9
Sale of investments	-	0.1	0.1
Purchase of subsidiaries and businesses	-	2.4	1.6
Advances to and purchase of joint ventures and associates	(18.1)	(53.6)	(63.3)
Sale of subsidiaries and termination of businesses	-	24.7	186.5
Repayments by and sale of joint ventures and associates	387.8	141.6	155.9
Net cash inflow from investing activities	**315.4**	**129.4**	**227.4**
Issue of stock	10.7	0.4	12.6
Purchase of own stock	(5.8)	(0.5)	(14.2)
Loan drawdowns	680.7	356.3	838.6
Loan and finance lease capital repayments	(1,191.8)	(459.0)	(1,360.3)
Interest received	2.1	22.6	26.4
Interest paid	(44.5)	(58.1)	(117.0)
Dividends paid to minority interests	(1.4)	(0.5)	(4.6)
Dividends paid	(44.1)	(65.9)	(91.6)
Net cash outflow from financing activities	**(594.1)**	**(204.7)**	**(710.1)**

12 Pensions

During 2005, P&O Nedlloyd formed its own UK pension scheme and 25 per cent of the assets and liabilities of the P&O UK Scheme were transferred into the P&O Nedlloyd Scheme. P&O Nedlloyd in addition made an exit payment into the remaining P&O UK Scheme of £70 million. The net impact of these rearrangements (including the Group's share of the Royal P&O Nedlloyd impact) was an actuarial gain of £12.8 million which has been recognised in the condensed consolidated interim statement of recognised income and expense. An independent actuary has updated the Group scheme position on an IAS 19 basis to 30 June 2005. At that date the deficit in the Group scheme was £221 million.

The Group continues to account for the Merchant Navy Officers' Pension Fund ('MNOPF'), an industry wide defined benefit pension scheme, as if it was a defined contribution scheme. This is because, whilst a court case in March 2005 has established which employers will be liable for deficit payments, the Group is awaiting the trustee's confirmation as to the allocation basis which will be adopted. If the allocation is as previously indicated, P&O's share of the deficit payments will be approximately 18 per cent. P&O will then be exposed on a proportional basis to movements in the total assets and liabilities of the fund. On this basis, and subject to the availability of the necessary information from the trustees, P&O's interpretation is that it should account for the MNOPF as a defined benefit scheme, taking 18 per cent of the net deficit into its balance sheet.

13 Explanation of transition to IFRS

These are the Group's first condensed consolidated interim financial statements for part of the period covered by the first annual IFRS consolidated financial statements prepared in accordance with IFRS which, as stated in note 1, will be for the year ending 31 December 2005.

The accounting policies referred to in note 1 have been applied in preparing the condensed consolidated interim financial statements for the six months ended 30 June 2005, the comparative information for the six months ended 30 June 2004, the consolidated financial statements for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP.

An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, financial performance and cash flows was published in a press release on 15 June 2005 and this release together with supporting information is available in the Investor section of the P&O website www.pogroup.com.

The Group has adopted the exemption under IFRS 1 'First-time Adoption of International Financial Reporting Standards' that allows IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and measurement' to be applied prospectively from 1 January 2005 and IFRS 5 'Non-current assets held for sale and discontinued operations' is also applicable prospectively from 1 January 2005. The summarised accounting policies in respect of these items, as applied from 1 January 2005, are as follows:

Financial instruments

All derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to specific criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or recognised directly in the statement of recognised income and expense depending on the nature of the hedge relationship.

From 1 January 2005 hedge accounting has been adopted for the Group's interest rate swaps, currency swaps and forward foreign currency contracts, thereby reducing potential volatility in the income statement.

Non-current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss, including where there has been a revaluation. The same applies to gains and losses on subsequent remeasurement.

13 Explanation of transition to IFRS (continued)

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

The implementation of IFRS 5 has no impact on previously reported net assets, although has led to the reclassification of certain items within the comparative income statements. The impact of the transition to IFRS in respect of financial instruments as at 1 January 2005 is summarised below:

	£m	£m
Net assets at 31 December 2004		**758.6**
Adjustments to net assets:		
Fair value of foreign exchange derivatives	(4.4)	
Related taxation effect	0.6	
		(3.8)
Fair value of interest rate derivatives		(26.5)
Fair value of derivative financial instruments within joint ventures and associates		3.1
Adjusted net assets at 1 January 2005		**731.4**

14 The 2005 interim results will be posted to stockholders on 22 August 2005 and will be available for inspection from that date at the head office of the Company at 79 Pall Mall, London SW1Y 5EJ. They may also be accessed via the Investor section of the Company's website at www.pogroup.com.

Independent review report by KPMG Audit Plc to The Peninsular and Oriental Steam Navigation Company

Introduction

We have been engaged by the Company to review the financial information set out on pages 8 to 30 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual accounts of the group will be prepared in accordance with IFRSs adopted for use in the European Union. The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual accounts. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual accounts for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual accounts.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
11 August 2005

8 Salisbury Square
London
EC4Y 8BB

P&O TRADING STATISTICS: APRIL TO JUNE 2005

Below are the second quarter trading statistics for P&O's Ports and Ferries businesses. A third quarter trading update (July to September 2005) is provisionally scheduled for 25 October 2005.

PORTS

	Throughput(1) (TEU(2) '000)			
	Q2		Year to Date	
	2005	**2004**	**2005**	**2004**
By Region				
Asia	1,644	1,429	3,168	2,794
Americas	615	561	1,167	1,062
Europe	956	990	1,848	1,895
ANZ	461	454	935	892
Total	**3,676**	**3,434**	**7,118**	**6,643**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its income statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

(3) In Q2, total and organic container throughput growth was 7% compared to Q2 2004. For the half year, total and organic container throughput growth was 7% compared to 2004.

FERRIES

	Carryings ('000)			
	Q2		Year to Date	
	2005	2004	2005	2004
Freight Units				
Short Sea	246	245	452	479
Other Routes	214	204	426	404
Total	**460**	**449**	**878**	**883**
Cars + coaches				
Short Sea	329	401	498	647
Other Routes	119	112	189	170
Total	**448**	**513**	**687**	**817**
Passengers				
Short Sea	2,117	2,656	3,261	4,193
Other Routes	523	526	905	886
Total	**2,640**	**3,182**	**4,166**	**5,079**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and the Western Channel.

(2) Carryings are reported for continuing routes only and consequently the data has been restated to exclude the routes that have been closed or discontinued during 2004/5. These are the Mostyn-Dublin, Dublin-Cherbourg, Rosslare-Cherbourg and Fleetwood-Larne routes on the Irish Sea and the Portsmouth routes to Caen and Cherbourg on the Western Channel. Further, carryings are excluded for the loss making Portsmouth-Le Havre route which will close at the end of September 2005. In H1 carryings on the Portsmouth-Le Havre route were: freight 32,000 units (2004: 34,000), cars & coaches 95,000 units (2004: 77,000) and passengers 333,000 (2004: 309,000).

(ends)